EXHIBIT 4.12

ESBI Alberta Ltd.
900, 736 - 8 Avenue 5V':
Calgary. AB T2P1H4
Phone: ('10:1) 232-0944
Fax: (403) 266-2959

January 14,2000

Autumn Industries Inc.
1004 - 1708 Dolphin Avenue
Kelowna, BC VIY 9S4

ATTN: Nick Colvin

Re: System Access Service Authorization under Rate GPA
Willesden Green Power Project
(LSD 6-24-41-6-W5)

Dear Nick:

System Access Service Authorization under Rate GPA

ESBI Alberta Ltd. is pleased to provide Autumn Industries Inc. with System Access Authorization under Rate GPA for 1.0 MW at the "Willesden Green Power Project" Point of Supply effective January 1, 2000. Pending development of suitable service agreements this letter shall serve as acknowledgement of Autumn Industries Inc. generator meeting the requirements of the Transmission Administrator (TA). The generator will be taking service under Rate GPA and will be subject to the related terms and conditions of service under the TA's Tariff as amended from time to time by the Alberta Energy and Utilities Board.

Capital Contribution

ESBI Alberta Ltd. has determined that there are no incremental transmission system capital costs associated with providing service to the API Grain Processors generator and as a result, a capital contribution under the Tariff is not required.

Local Facilities Charge

ESBI Alberta Ltd. has determined that there are no incremental transmission system 0&M costs associated with providing service to the Willesden Green generator with the exception of metering and measurement services which we understand will be provided by the Autumn Industries Inc. as measurement services provider. ESBI Alberta Ltd. is currently refining cost allocation processes and cost collection responsibilities. The costs associated with measurement may become a charge by the measurement services provider to ESBI Alberta Ltd. and recovered by ESBI Alberta Ltd. from API Grain Processors under Rate GPA. We will keep you apprised of how these costs are to be recovered.

Incremental Loss Factors (Rate GPA Transmission Losses Charge/Credit)

ESBI Alberta Ltd. has been preparing and revising incremental loss factors on a seasonal basis initially and may move to longer periods in the future. Based on models in use at the time for the current settlement period with existing rate GPA customers, the loss factors for this area (for IMW Generation) would be -9.33% for on-peak hours (0700-2100) and -7.59% for off-peak hours (2100-0700).

Creditworthiness

ESBI Alberta Ltd. requires that all Rate GPA Customers maintain creditworthiness, on the eventuality that a credit loss factor can evolve into a charge, should system conditions change. We are currently evaluating minimum requirements and as such will advise you if proof of creditworthiness, as outlined in our terms and conditions, is required.

Power Pool of Alberta

By copy of this letter to the Power Pool of Alberta, Autumn Industries Inc. may proceed with applying for Power Pool membership.

Please contact myself at (403) 716-4446 if you have any questions.

Sincerely,

ESBI Alberta Ltd.

John Luders
Coordinator, Customer Accounts

jl/JCL

cc: K. Mazuryk - Power Pool of Alberta